
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2013

Via E-mail
Tim Martin
Executive Vice President and Chief Financial Officer
Guitar Center Holdings, Inc.
5795 Lindero Canyon Road
Westlake Village, California 91362

> **Re:** **Guitar Center Holdings, Inc.**
> **Guitar Center, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **Response dated November 26, 2013**
> **File Nos. 333-175270-07 and 0-22207**

Dear Mr. Martin:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

5. Long-Term Debt, page F-29

1. We read your response to comment 5 from our letter dated November 12, 2013. Although you indicate that there was no net cash outflow for Holdings, we note that the transaction included a cash interest payment, an operating activity, and a cash issuance of debt, a financing activity. Please address the following comments:

   - Tell us why this transaction should not be reflected on Holdings' statements of cash flows as a $19.9 million operating cash outflow for the interest payment and a $19.9 million financing cash inflow for the debt issuance. In particular, it appears the $19.2 million increase in your long-term debt balance between fiscal year-ends 2011 and

2012 consists of the $19.9 million debt issuance offset by payments of $0.7 million. Please clarify why the cash issuances and repayments of your long-term debt should not both be classified within financing activities. Also clarify why Holdings' statements of cash flows describes the interest payment as a non-cash item when the note holders physically received cash. Although Guitar Center paid the interest directly to note holders, the payment was a constructive disbursement on behalf of Holdings.

- Similarly, please clarify why Guitar Center's interest payment to note holders is not reflected as operating activity cash outflows on its statements of cash flows.

- Please tell us if you classified any interest payments or debt proceeds in a similar manner during the historical periods presented and, if so, describe the quantitative impact on those statements.

6. Segment Information, page F-34

2. We read your response to comment 6 from our letter dated November 12, 2013 and have the following comments:

- Please identify for us your chief operating decision makers ("CODM's"). Also describe to us in greater detail the discrete financial information regularly provided to your CODM's and provide us with the most recent illustrative copies of those reports.

- We note that your CODM's receive monthly statements of operating income and adjusted EBITDA that include supporting schedules with disaggregated operating income and adjusted EBITDA statements for each of your "component businesses." Please confirm that your component businesses consist of your Guitar Center retail stores, Music & Arts retail stores, and each of the five primary online businesses listed in your response. If our understanding is incorrect, please advise.

- Tell us how you identified your operating segments under ASC 280-10-50-1 through 50-9 and, in doing so; explain to us why each "component business" does not qualify as a separate operating segment. If you concluded the "component businesses" are separate operating segments, then tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

- We note from your response that segment management regularly reviews discrete financial information of your primary online businesses. If, as it appears, your Guitar Center reporting unit consists of two components under ASC 350-20-35-34, your Guitar center retail store business and guitarcenter.com business, please demonstrate to us how those components have similar economic characteristics and can be aggregated into a single reporting unit for goodwill impairment testing purposes.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

                                             Sincerely,

                                             /s/ Jennifer Thompson

                                             Jennifer Thompson
                                             Accounting Branch Chief